Exhibit 99.1

ARC Resources Ltd. reports first quarter 2012 results and a 21 per cent reduction to the 2012 capital budget

CALGARY, May 2, 2012 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its first quarter operating and financial results. First quarter production was a record 94,970 boe per day and funds from operations were $180.7 million ($0.62 per share).  ARC's first quarter 2012 Unaudited Condensed Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the three months ended March 31, 2012, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended March 31
	2012	2011
FINANCIAL
(Cdn$ millions, except per share and per boe amounts)
Funds from operations (1)	180.7	194.1
Per share (2)	0.62	0.68
Net income	40.9	65.2
Per share (2)	0.14	0.23
Operating income (3)	46.9	72.8
Per share (2)	0.16	0.26
Dividends	87.0	85.5
Per share (2)	0.30	0.30
Capital expenditures	186.9	157.2
Net debt outstanding (4)	991.5	731.9
Shares outstanding, weighted average	289.5	284.9
Shares outstanding, end of period	290.1	285.4
OPERATING
Production
Crude oil (bbl/d)	31,305	28,108
Condensate (bbl/d)	2,399	1,872
Natural gas (mmcf/d)	353.0	246.4
Natural gas liquids (bbl/d)	2,432	2,834
Total (boe/d) (5)	94,970	73,880
Average prices
Crude oil ($/bbl)	87.24	82.27
Condensate ($/bbl)	99.96	88.34
Natural gas ($/mcf)	2.67	4.05
Natural gas liquids ($/bbl)	44.46	43.83
Oil equivalent ($/boe)	42.35	48.75
Operating netback ($/boe)
Commodity and other sales	42.39	48.83
Transportation costs	(1.18)	(1.10)
Royalties	(6.65)	(6.81)
Operating costs	(8.75)	(10.12)
Netback before hedging	25.81	30.80
Realized Hedging gain (loss)	-	2.03
Netback after hedging	25.81	32.83
TRADING STATISTICS (6)
High price	25.72	28.67
Low price	22.53	23.66
Close price	22.90	26.35
Average daily volume (thousands)	1,355	1,636

(1)	Funds from operations is not a recognized performance measure under Canadian Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures" section in the MD&A for the three months ended March 31, 2012 and 2011.
(2)	Per share amounts (with the exception of dividends) are based on weighted average shares.
(3)	Operating income is a non-GAAP measure. See "Operating Income" section in this news release.
(4)	Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital deficit plus unrealized losses on risk management contracts related to prior production periods. Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale, asset retirement obligations contained within liabilities associated with assets held for sale and liabilities associated with exchangeable shares.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC's first quarter production was a record 94,970 boe per day, 29 per cent higher than the first quarter of 2011 and three per cent higher than the fourth quarter of 2011. ARC's drilling program throughout the second half of 2011 and first quarter of 2012, and the commissioning of the new 30 mmcf per day Ante Creek gas plant in February of 2012 contributed to the higher first quarter production.
•	ARC's first quarter liquids production of 36,136 barrels per day increased 10 per cent relative to both the first quarter of 2011 and the fourth quarter of 2011. ARC's focus has been to capitalize on the strength of crude oil prices by exploiting oil and liquids opportunities which generate the highest rates of return and cash flows. Strong production results from new oil wells at Pembina and Goodlands and expanded processing capacity at Ante Creek contributed to the significant increase in crude oil and liquids production in 2012.
•	ARC's focus on capital discipline has resulted in a $160 million reduction in the 2012 capital budget in response to the current commodity price environment and the expected impact on 2012 funds from operations. ARC has reduced its planned 2012 capital expenditure program from $760 million to $600 million, not including unbudgeted amounts for the acquisition of land and small producing properties, which in the first quarter totaled approximately $20 million. ARC will defer certain 2012 capital projects due to lower than expected 2012 funds from operations attributed to the negative outlook for 2012 natural gas prices and crude oil differentials. ARC plans to drill approximately 150 gross operated wells in 2012, a reduction of 45 gross wells from the originally budgeted number of 195 gross operated wells. The 2012 capital program will prioritize the highest return projects, primarily focused on oil and liquids projects, and will preserve ARC's strong financial position. Despite the reduction in 2012 capital spending, strong production performance in the first quarter of 2012 has enabled ARC to maintain full year 2012 production guidance at 90,000 - 95,000 boe per day, not including the impact of natural gas production that may be shut-in. The capital reduction will result in lower production in the latter half of 2012 and a reduction in the anticipated growth for 2013.

•	ARC commissioned the new 30 mmcf per day Ante Creek gas processing facility in late February. The increased gas processing capacity will facilitate production growth for both oil and liquids at Ante Creek as liquids production from the field was previously constrained by solution gas processing capacity. ARC had an inventory of drilled and completed wells leading up to the commissioning of the new gas plant whereby production at Ante Creek increased 12 per cent to approximately 9,500 boe per day (51 per cent crude oil and liquids) at the end of the first quarter.
•	First quarter 2012 commodity sales revenues were up 13 per cent relative to the first quarter of 2011. Crude oil and liquids production contributed approximately 77 per cent of sales revenue due to the strength of crude prices relative to natural gas prices. ARC's diversified production portfolio and an active hedging program served to mitigate the impact of the low natural gas price environment.
•	First quarter funds from operations were $180.7 million ($0.62 per share) down seven per cent from $194.1 million ($0.68 per share) in the first quarter of 2011. Increased production volumes and strong crude oil prices were offset by lower natural gas prices and current income taxes of $10.3 million.
•	Operating income was $46 million ($0.16 per share) in the first quarter of 2012, a 37 per cent decrease from operating income of $72.8 million ($0.26 per share) in the first quarter of 2011. The decrease in operating income reflects lower netbacks received during the quarter as well as current income tax expense of $10.3 million.
•	ARC's total realized price of $42.35 per boe in the first quarter of 2012 was down 13 per cent from $48.75 per boe in the first quarter of 2011. The decrease reflects depressed natural gas prices and widening differentials for Canadian crude oil experienced later in the quarter.
•	ARC's funds from operations included a total hedging gain of $0.7 million in the first quarter of 2012, attributed to a realized gain of $14.2 million on natural gas hedges offset by $15.5 million of losses on crude oil hedges and a gain of $2.0 million on foreign currency and power hedges. ARC realized a cash gain of $14.2 million on natural gas hedges in the first quarter as 23 per cent of natural gas production was hedged at an average floor price of Cdn$4.47 per mcf, well above the average first quarter market price of Cdn$2.52 per mcf. ARC's first quarter $15.5 million loss on crude oil hedges was attributed to 54 per cent crude oil hedged at an average ceiling price of US$91 per barrel during the quarter.
•	ARC has protected the price on approximately 210 mmcf per day (60 per cent) of natural gas production for the remainder of 2012 at an average price of US$3.75 per mmbtu. Approximately 18,000 barrels per day (50 per cent) of oil and liquids production is currently hedged at an average floor/ceiling price of US$90/US$91 per barrel for the remainder of 2012. Additional crude oil and natural gas volumes are hedged for 2013.
•	Capital expenditures for the first quarter totaled $186.9 million as ARC drilled 59 gross operated wells comprised of 53 gross operated oil wells, five gross operated liquids-rich gas wells and one natural gas well with a 100 per cent success rate during the first quarter. ARC will continue to focus on oil and liquids-rich opportunities at Ante Creek, Pembina, Goodlands, southeast Saskatchewan, and Tower in 2012.
•	ARC exited the quarter with a strong balance sheet including total credit capacity of $1.6 billion, borrowings of $879 million and a working capital deficit of $105 million, leaving approximately $583 million of total available credit capacity. ARC's covenants-based credit facility has a four year term to August 2015. Net debt to annualized funds from operations ratio was 1.4 times and net debt was approximately 13 per cent of ARC's total capitalization at the end of the first quarter; both well within ARC's target levels.
•	ARC declared and paid a dividend of $0.30 per share to shareholders for the first quarter of 2012 and has confirmed a dividend of $0.10 per share to shareholders for April 2012 to be paid on May 15, 2012. ARC has conditionally declared a dividend of $0.10 per share, payable monthly for May 2012, June 2012 and July 2012, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors. ARC has maintained the current monthly dividend level of $0.10 per share for a period of 35 months, including payments through April 16, 2012.

COMMODITY PRICE ENVIRONMENT

While benchmark crude oil prices were strong throughout the first quarter, averaging US$103 per barrel, Canadian crude oil differentials experienced significant volatility during the quarter, with the differential for Edmonton Par widening to $19.85 per barrel relative to WTI in March.  The recent weakness in Canadian crude grades is due primarily to refinery outages and upgrades, oil production growth in both Canada and the United States and pipeline infrastructure bottlenecks in the mid-western region of the United States.  Differentials have improved significantly for May crude oil deliveries and are estimated to be in the order of approximately $8.00 per barrel; however the risk of volatile differentials remains.

Natural gas prices reached their lowest level in 10 years during the first quarter of 2012 due to excess inventory of natural gas which is attributed to both increased supply and lower demand for natural gas. Canadian natural gas prices hit a low daily spot price of Cdn$1.63 per mcf during the quarter, decreasing further to a low daily spot price of Cdn$1.51 per mcf in April.  Advances in well completion and fracturing technology have facilitated access to incremental natural gas reserves and resulted in higher natural gas production; with a significant portion coming from shale gas plays throughout North America.  A mild winter in 2011/2012 resulted in lower than average demand for natural gas in North America, further contributing to the natural gas inventory build.

With natural gas prices currently at a 10 year low, it is anticipated that natural gas production may be voluntarily curtailed by producers due to deteriorating economics, and in some cases may be involuntarily apportioned due to storage constraints in North America.  During the first quarter, ARC voluntarily shut-in approximately 4 mmcf per day of natural gas production that was uneconomic to produce.  ARC continues to review the netbacks of all of its natural gas properties to determine whether to shut-in additional production.  Any further shut-ins of natural gas production is not expected to materially affect funds from operations.

FINANCIAL REVIEW

Funds from Operations

ARC's first quarter funds from operations of $180.7 million ($0.62 per share) was down seven per cent compared to the first quarter of 2011 funds from operations of $194.1 million ($0.68 per share).  Higher production and higher crude oil and liquids prices experienced during the first quarter of 2012 were offset by significantly lower natural gas prices and current income tax expense of $10.3 million.

Following is a reconciliation of funds from operations to net income and cash flow from operating activities.

	Three months ended March 31
($ millions)	2012	2011
Net income	40.9	65.2
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	129.3	66.0
Accretion of asset retirement obligation	3.1	3.5
Deferred tax (recovery) expense	(0.3)	19.1
Unrealized loss on risk management contracts	21.8	148.6
Unrealized losses on risk management contracts related to prior production periods (1)	(7.7)	(12.0)
Foreign exchange gain on revaluation of debt	(7.3)	(9.6)
Gain on disposal of petroleum and natural gas properties	-	(87.9)
Other	0.9	1.2
Funds from operations	180.7	194.1
Unrealized losses on risk management contracts related to prior production periods (1)	7.7	12.0
Net change in other liabilities	(3.9)	(14.0)
Change in non-cash working capital	(26.7)	11.7
Cash flow from operating activities	157.8	203.8

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three months ended March 31, 2012 and 2011 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

The following table details the items contributing to the change in funds from operations from the first quarter 2011 to the first quarter of 2012.

	Three months ended March 31
	$ millions	$/Share
Funds from operations - 2011 (1)	194.1	0.68
Volume variance
Crude oil and liquids	26.5	0.09
Natural gas	40.2	0.14
Price variance
Crude oil and liquids	19.2	0.07
Natural gas	(44.3)	(0.16)
Realized (losses) gains on risk management contracts	(17.3)	(0.06)
Unrealized losses on risk management contracts related to first quarter 2012 production(2)	4.3	0.02
Royalties	(12.1)	(0.04)
Expenses:
Transportation	(2.9)	(0.01)
Operating	(8.3)	(0.03)
General and administrative	(7.4)	(0.03)
Interest	(0.6)	-
Current taxes	(10.3)	(0.04)
Realized foreign exchange losses	(0.4)	-
Diluted shares	-	(0.01)
Funds from operations - 2012 (1)	180.7	0.62

(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities.
Refer to "Non-GAAP Measures" contained within the MD&A for the three and twelve months ended December 31, 2011.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three months ended March 31, 2012 and 2011 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Operating Netbacks

ARC's operating netback, before hedging, decreased 16 per cent to $25.81 per boe in the first quarter of 2012 compared to $30.80 per boe in the first quarter of 2011. After hedging, ARC's first quarter netback was $25.81 per boe, a 21 per cent decrease relative to 2011. The decrease in netbacks both before and after hedging is primarily due to the decrease in natural gas prices.

ARC's total corporate royalty rate increased to 16 per cent ($6.65 per boe) in the first quarter of 2012 from 14 per cent ($6.81 per boe) in 2011 due to higher oil prices and fewer wells qualifying for the Alberta royalty incentive programs applicable to wells drilled between January 1, 2009 and March 31, 2011.

ARC's first quarter operating costs were $9.09 per boe prior to a one-time processing income credit of $0.34 per boe from a third party pertaining to prior periods. Reported first quarter operating costs were $8.75 per boe after the incremental processing income.  First quarter operating costs of $9.09 per boe, prior to the one-time processing credits, were down ten per cent relative to operating cost of $10.12 per boe in the first quarter of 2011.  Lower first quarter operating costs were primarily attributed to significantly lower power costs with Alberta Power Pool prices averaging $60/MWh during the first quarter of 2012 compared to $83/MWh in 2011.  ARC hedges a portion of electricity costs; however the gains or losses on the contracts have not been recorded directly against the operating costs.  Including the impact of gains on ARC's electricity hedge contracts, operating costs would decrease by $0.14 per boe for the first quarter of 2012.

The following table details components of operating netbacks for the first quarter of 2012 relative to 2011.

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q1 2012 Total ($/boe)	Q1 2011 Total ($/boe)
Average sales price	87.56	75.76	99.96	2.67	44.46	42.35	48.75
Other	-	-	-	-	-	0.04	0.08
Total sales	87.56	75.76	99.96	2.67	44.46	42.39	48.83
Royalties	(15.46)	(9.59)	(27.32)	(0.16)	(12.87)	(6.65)	(6.81)
Transportation	(0.70)	(1.08)	(1.58)	(0.25)	(0.38)	(1.18)	(1.10)
Operating costs (1)	(14.13)	(17.71)	(4.23)	(0.80)	(8.80)	(8.75)	(10.12)
Netback prior to hedging	57.27	47.38	66.83	1.46	22.41	25.81	30.80
Hedging gain (loss) (2)	(5.00)	-	-	0.44	-	-	2.03
Netback after hedging	52.27	47.38	66.83	1.90	22.41	25.81	32.83
% of total	63%	2%	7%	26%	2%	100%	100%

(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains on risk management contracts plus an unrealized loss on risk management contracts that relate to production for the first quarter. Foreign exchange risk management contracts are excluded from the netback calculation.

Net Income

ARC recorded net income of $40.9 ($0.14 per share) for the first quarter of 2012 compared to net income of $65.2 million ($0.23 per share) in the first quarter of 2011.  Higher production and crude oil prices had a positive impact on netbacks and funds from operations, however these gains were eroded by significantly lower natural gas prices.  ARC recorded current income tax expense of $10.3 million in the first quarter of 2012 (nil in 2011) following its conversion to a corporation on January 1, 2011.  First quarter net income included a $21.8 million unrealized loss on risk management contracts, primarily attributed to an increase in crude oil futures price at the end of the first quarter relative to year end 2011 ($148.6 million unrealized loss in 2011).

Operating Income

First quarter operating income was $46 million ($0.16 per share), down 37 per cent from $72.8 million ($0.26 per share) in the first quarter of 2011.  The decrease in operating income was primarily due to lower netbacks and higher G&A expense in the first quarter of 2012.

Following is a summary of operating income for the first quarter of 2012 and 2011.

	Three months ended March 31
	2012	2011
Net income	40.9	65.2
Add (deduct) non-operating items, net of tax:
Unrealized loss on risk management contracts	16.4	111.5
Unrealized loss on risk management contracts relating to prior production periods (1)	(5.8)	(9.0)
Unrealized gain on foreign exchange	(5.5)	(7.2)
Gains on disposal of petroleum and natural gas properties	-	(65.9)
Impairment (recovery) on property, plant and equipment	-	(21.3)
Unrealized loss (gain) on short-term investment	0.9	(0.5)
Operating Income - $ millions (2)	46.9	72.8
Operating Income - $ per share (2)	0.16	0.26

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three months ended March 31 have been applied to reduce operating income in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.
(2)	Operating income is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. The term "operating income" is defined as net income excluding the impact of after-tax loss on unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains and losses on short-term investments, after-tax impairment (recovery) on property, plant and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates. ARC believes that adjusting net income for these non-operating items presents a better measure of financial performance that is more comparable between periods. The most directly comparable measure of operating income calculated in accordance with GAAP is net income.

Risk Management

ARC maintains a risk management program to reduce the volatility of sales, increase the certainty of cash flows and to protect acquisition and development economics.  ARC currently limits the amount of total forecast production that can be hedged to a maximum of 55 per cent over the next two years, without specific approval by the Board of Directors, with the remaining 45 per cent of production being sold at market prices.  ARC's hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions with approval of the Board.

ARC realized cash gains on natural gas hedging contracts in the first quarter of 2012 of $14.2 million.  ARC hedged approximately 23 per cent of first quarter 2012 natural gas production at an average floor price of Cdn$4.54 per mcf, well above first quarter average market prices of Cdn$2.52 per mcf.

ARC recognized a loss on crude oil hedging contracts in the first quarter of 2012 of $15.5 million. ARC hedged approximately 54 per cent of first quarter 2012 crude oil production at an average floor/ceiling price of US$90/US$91 per barrel, relative to the first quarter 2012 average market price of US$103 per barrel.  First quarter crude oil hedging losses included a loss of $7.7 million on crude oil annual-settled call contracts relating to volumes hedged for the first quarter of 2012 ($12 million in the first quarter of 2011). Unlike the majority of ARC's risk management contracts that are settled monthly, these annual-settled call contracts, which relate to production throughout 2012, will be cash-settled in their entirety in January 2013 based on the annual average price.

Floor prices on crude oil and natural gas hedged volumes for 2012 provide a level of certainty for ARC to execute its business plan over the next year.  Given the significant contribution of ARC's crude oil and natural gas liquids production to total sales and funds from operations, ARC management recognizes the risk associated with an unanticipated reduction in crude oil pricing.  Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices through 2013.  ARC expects to continue to execute its Risk Management program on volumes going forward, increasing hedged volumes in 2013.  In total, ARC currently has hedged approximately 54 per cent and 36 per cent per cent of total crude oil and condensate production for the remainder of 2012 and 2013, respectively, as summarized in the table below. For a complete listing and terms of ARC's hedging contracts, see Note 7 "Risk Management Contracts" in the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012 and 2011.

Summary of Hedge Positions (1)
As at May 2, 2012	2012		2013
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	91.11	18,000	105.01	11,984
Bought Put	90.00	18,000	95.01	11,984
Sold Put	63.44	16,000	63.33	6,000
Natural Gas (3)	US$/mcf	mcf/day	US$/mcf	mcf/day
Swap	3.75	210,018	-	-
Sold Call	-	-	4.00	90,000
Bought Put	-	-	3.25	90,000

(1)	The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.
(2)	For 2012 and 2013, all put positions settle against the monthly average WTI price, providing protection against monthly volatility. Calls have been sold against either the monthly average or the annual average WTI price. In the case of settlements on annual positions, ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.
(3)	The natural gas price shown translates all AECO positions to a NYMEX equivalent price. The equivalent AECO price hedged would approximate a fixed sales price of CDN$3.24 per mcf for 2012.

ARC's first quarter unrealized loss of $21.8 million on commodity hedging contracts was due primarily to an increase in crude oil forward prices as at March 31, 2012 relative to year end 2011.  The actual future cash settlements under the commodity hedge contracts will differ from the current unrealized liability as changes in commodity prices occur in future periods.

OPERATIONAL REVIEW

During the first quarter of 2012, ARC spent $186.9 million to execute its capital program including $28.3 million on facilities expenditures.  ARC drilled 59 gross (54 net) wells on operated lands with a 100 per cent success rate.  First quarter drilling activity was focused on oil and liquids development with 98 per cent of wells drilled being oil and liquids-rich gas wells.  Activities focused on Tower in northeast British Columbia, Pembina and Ante Creek in northern Alberta and  various oil properties throughout southeast Saskatchewan and Manitoba.  ARC commissioned a new 30 mmcf per day gas processing facility at Ante Creek in late February to accommodate solution gas processing which will in turn facilitate increased liquids production.

First quarter production of 94,970 boe per day increased 29 per cent relative to the first quarter of 2011 and was three per cent higher than the fourth quarter of 2011.   First quarter production comprised 62 per cent natural gas and 38 per cent crude oil and liquids.   Crude oil and liquids production increased 10 per cent relative to the first quarter of 2011 due to production from new oil and liquids-rich gas wells drilled, predominantly at Ante Creek, Pembina and Goodlands.  Higher natural gas production was attributed to the start-up of the 60 mmcf per day Dawson Phase 2 gas plant in the second quarter of 2011.

Ante Creek

The Ante Creek property in northern Alberta is a Montney oil and natural gas play in which ARC has a land position of 260 net sections.  ARC's Ante Creek production averaged 8,700 boe per day in the first quarter of 2012 (51 per cent crude oil and natural gas liquids, 49 per cent natural gas).  ARC commissioned the 30 mmcf per day Ante Creek gas plant in late February.  Production at Ante Creek increased 10 per cent to approximately 9,500 boe per day (51 per cent crude oil and liquids) at the end of the first quarter.  The new gas plant will alleviate gas processing capacity constraints and thereby facilitate increased liquids production. ARC believes that the Ante Creek property will provide a significant near-term growth opportunity with continued drilling and increased capacity.

Pembina

First quarter production at Pembina exceeded expectations due to strong well performance.  First quarter production increased to approximately 10,816 boe per day (79 per cent light oil, 21 per cent natural gas), up four per cent from the first quarter of 2011.

During the first quarter, ARC drilled 14 gross horizontal wells into the Cardium formation.  ARC is pleased with results to date of the horizontal drilling program at Pembina.  Extensive work is planned on waterflood management in 2012 in order to optimize reservoir recoveries in the area.

Southeast Saskatchewan and Manitoba

First quarter production averaged approximately 11,249 boe per day of light crude oil, up seven per cent from 10,386 boe per day in the first quarter of 2011 and nine per cent higher than the fourth quarter of 2011.

The Goodlands property in Manitoba provides some of the best drilling economics in ARC's portfolio due to the high netback, light crude oil.  First quarter Goodlands production averaged 2,200 boe per day of light crude oil, up 57 per cent from 1,400 boe per day in the first quarter of 2011 and 57 per cent higher than the fourth quarter of 2011.  ARC drilled 10 Goodlands oil wells during the first quarter of 2012.  ARC expanded an oil facility at Goodlands in the fourth quarter of 2011, adding 2,300 barrels per day of fluid capacity in response to active drilling programs in 2011 and planned for 2012.

Tower

ARC's Tower property consists of 48 net sections of contiguous land north and west of the Parkland field.  First considered to be a potential very tight oil play when ARC acquired the property in 2010, ARC has since realized a significant liquids-rich hydrocarbon opportunity.  The Tower property provides favorable economics due to the high liquids content, specifically, the condensate production at Tower yields premium prices relative to crude oil.

ARC had one well on production throughout the quarter and a second well came on production during the quarter. During the first quarter of 2012, ARC drilled four gross operated horizontal wells at Tower.  To date, ARC has drilled seven gross operated wells at Tower, the remaining five wells are to be completed and tested during the second quarter.

ARC plans to drill three additional horizontal Tower wells in 2012 and will gather additional fluid samples on new wells and conduct recombined pressure-volume-temperature ("PVT") studies to better understand the fluids in place at Tower.  Existing facilities in the Parkland/Tower region have sufficient capacity to handle current production levels; however ARC is evaluating infrastructure requirements to address future development plans at Tower.

Dawson

First quarter production at Dawson ran at capacity of 165 mmcf per day of natural gas throughout the quarter, with 120 mmcf per day flowing through operated facilities and the remaining 45 mmcf per day flowing through third party facilities.  As a result of well productivity in Dawson continuing to exceed expectations, ARC has an inventory of 16 wells waiting to be brought on-stream to maintain current production of 165 mmcf per day throughout 2012.

Attachie

ARC holds a prospective land base of 115 net sections of liquids-rich Montney acreage at Attachie.  During the first quarter of 2012, ARC reached an agreement with a third party to tie-in the 4-9 well on the eastern edge of the Attachie lands into the third party facility and expects to bring the well on production late in the second quarter.  ARC executed a 3D seismic program over an area of 300 square kilometers at Attachie during the first quarter.

ARC plans to drill two horizontal wells at Attachie in 2012.  Test rates from the three horizontal wells and one vertical well drilled to date at Attachie are a promising indicator of the potential of Attachie for commercial development.  At present, there is limited infrastructure in the immediate area.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the first quarter of 2012 and $1.20 per share for the full year 2011.  The Board of Directors has confirmed a dividend of $0.10 per share for April 2012, payable on May 15, 2012, and has conditionally declared a monthly dividend of $0.10 per share, payable monthly for May 2012, June 2012 and July 2012, targeting a total dividend of $0.30 per share for the second quarter of 2012.  The dividends have been designated as eligible dividends under the Income Tax Act (Canada) and are payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
April 26, 2012	April 30, 2012	May 15, 2012	$0.10 (1)
May 29, 2012	May 31, 2012	June 15, 2012	$0.10 (2)
June 27, 2012	June 29, 2012	July 16, 2012	$0.10 (2)
July 27, 2012	July 31, 2012	Aug 15, 2012	$0.10 (2)

(1)	Confirmed on April 16, 2012.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The pillar of ARC's business strategy is "risk-managed value creation".  ARC's goal is to transform this value into shareholder returns through regular dividends and anticipated capital appreciation relating to future growth.  During the first quarter of 2012, ARC achieved record production levels, commissioned the new 30 mmcf per day Ante Creek gas processing facility and drilled 59 gross operated wells focused on oil and liquids-rich natural gas properties.  Despite the low natural gas price environment, ARC reported strong funds from operations and maintained low debt levels due to a disciplined approach to capital planning and execution focused on the highest rate of return projects across our asset portfolio. ARC's business strategy will remain unchanged in 2012.  Our primary focus is to maximize value by directing capital to oil and liquids-rich natural gas projects to capitalize on the strength of crude oil prices.  We will continually review drilling and infrastructure programs to ensure that projects meet targeted rates of return in accordance with our normal course risk-managed value creation operating criteria.

The first quarter of 2012 was punctuated by commodity price volatility with natural gas prices reaching ten year lows and Canadian crude oil differentials widening to unprecedented levels.  The outlook for natural gas prices and Canadian crude oil differentials remains "bearish" and ARC is taking steps to mitigate the risks accordingly.  ARC expects that its funds from operations will decrease in the second quarter.  ARC has reduced its 2012 capital expenditure program from $760 million to $600 million, not including any unbudgeted amounts for the acquisition of land and small producing properties, in order to preserve our strong financial position through this commodity price downturn.  We will reallocate capital to the highest rate of return projects to maximize cash flows.

ARC continues to actively hedge both oil and natural gas in order to provide a greater level of certainty over commodity prices, funds from operations and economics of capital projects.  For the remainder of 2012, ARC has hedged 210 mmcf per day of estimated 2012 natural gas production (60 per cent) at an average price of US$3.79 per mmbtu, well in excess of current natural gas prices.  ARC's diverse portfolio of high quality oil and liquids-rich natural gas prospects provides ARC with the optionality to exploit oil and liquids-rich assets during this period of low natural gas prices and the outlook for crude oil remains strong at this time.

A further decrease in natural gas prices or a prolonged period of low natural gas prices will impact ARC's funds from operations, level of capital expenditures, and may result in certain natural gas properties being shut-in.  Our asset portfolio provides both dry gas and liquid-rich opportunities, in the current commodity price environment ARC favors investments in liquids-rich opportunities that offer higher rates of return.

ARC expects to finance its 2012 capital program with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP"), existing credit lines and proceeds from the disposition of minor and non-strategic assets. During the first quarter of 2012, ARC funded 63 per cent of its $187 million capital expenditure program with funds from operations and proceeds from the DRIP.  ARC will continue its asset redeployment strategy in 2012 and beyond to high grade the asset base with the objective of enhancing shareholder value.

ARC is committed to the income component of our business model which is the regular monthly dividend payment to our shareholders.  Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions. We believe that we are well positioned to sustain current dividend levels despite the current low natural gas price environment.  However, if we experience a prolonged period of low commodity prices, our first priority will be to defer certain growth capital in order to preserve our strong financial position in the long-term.

All 2012 guidance estimates are summarized in the following table.  ARC has reduced its planned 2012 capital expenditure program from $760 million to $600 million not including unbudgeted amounts for the acquisition of land and small producing properties.   Despite the reduction in 2012 capital spending, strong production performance in the first quarter of 2012 has enabled ARC to maintain full year 2012 production guidance at 90,000 - 95,000 boe per day, not including the impact of natural gas production that may be shut-in.

	Original 2012 Guidance	Revised 2012 Guidance	Q1 2012 Actual	% Variance
Production:
Oil (bbls/d)	31,000 - 32,000	31,000 - 32,000	31,305	-
Condensate (bbls/d)	1,700 - 2,100	2,100 - 2,500	2,399	-
Natural gas (mmcf/d)	330 - 350	330 - 350	353	-
Natural Gas Liquids (bbls/d)	2,500 - 3,000	2,100 - 2,600	2,432	-
Annual average production (boe/d)	90,000 - 95,000	90,000 - 95,000	94,970	-
Expenses ($/boe):
Operating	9.55 - 9.95	9.55 - 9.95	8.75	8
Transportation	1.00 - 1.10	1.00 - 1.10	1.18	(7)
General and administrative (2)	2.30 - 2.50	2.30 - 2.50	2.51	-
Interest	1.10 - 1.20	1.10 - 1.20	1.21	-
Income taxes	1.10 - 1.25	1.10 - 1.25	1.19	-
Capital expenditures ($ millions) (3)	760	600	187	-
Weighted average shares outstanding (millions)	293	293	289	-

(1)	The 2012 annual guidance for general and administrative cost per boe is based on a range of $1.75 - $1.85 prior to the recognition of any expense associated with ARC's long-term incentive plan and $0.55-$0.65 per boe associated with ARC's long-term incentive plan. Actual per boe costs for each of these components for the three months ended March 31, 2012 were $1.59 per boe and $0.91 per boe, respectively.
(2)	The 2012 corporate tax estimate will vary depending on the level of commodity prices and represents only the current income tax expense.
(3)	Excludes amounts related to unbudgeted acquisitions of land and small producing properties which totaled approximately $20 million in the first quarter of 2012.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Commodity Price Environment", as to its risk management plans for 2013 under the heading "Risk Management", as to its exploration and development plans under the heading "Operational Review", and all matters including 2012 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $7 billion.  ARC expects 2012 oil and gas production to average 90,000 to 95,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

%CIK: 0001029509

For further information:

about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:04e 02-MAY-12